                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4)*



                             CAREMATRIX CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141706 10 1
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                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /.


                       (Continued on following page (s))

                               (Page 1 of 6 Pages)
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CUSIP NO.  141706  10  1            13G                      PAGE 2 OF 6 PAGES



1        NAME OF REPORTING PERSON   Deltec Asset Management Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         I.R.S. No. 13-5133790

2        CHECK APPROPRIATE BOX IF A MEMBER OF GROUP *  (A) / /
                                                       (B) /X/
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        State of New York

               SOLE VOTING POWER                     NOT APPLICABLE

               SHARED VOTING POWER                   NOT APPLICABLE

               SOLE DISPOSITIVE POWER                NOT APPLCABLE

               SHARED DISPOSITIVE POWER              NOT APPLICABLE


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                            NOT APPLICABLE


10.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  NOT APPLICABLE

12.      TYPE OF REPORTING PERSON*          BD, IA, CO


                                   Page 2 of 6
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549
  -----------------------------------------------------------------------------


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

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Item 1.   (a)      Name of Issuer:           Carematrix Corporation

          (b)      Address of Issuer's Principal Executive Offices:
                                                      197 First Avenue
                                                      Needham, MA  02194



Item 2.   (a)      Name of Person Filing:   Deltec Asset Management Corporation



          (b)      Address of Principal Business Office:
                                                      535 Madison Avenue
                                                      New York, NY  10022


                                   Page 3 of 6
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Item 2.   (c).    Citizenship:                        State of New York


          (d)      Title of Class of Securities:      Common Stock


          (e)      CUSIP Number:                      141706  10  1


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  Broker Dealer registered under Section 15 of the Act /X/

          (b)  Bank as defined in Section 3(a)(6) of the Act, Insurance

          (c)  Company as defined in Section 3(a)(19) of the Act,

          (d)  Investment Company registered under Section 8 of the

          (e)  Investment Company Act Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940 /X/

          (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),

          (g)  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)

          (h)  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.   Ownership

          (a). Amount Beneficially Owned: NOT APPLICABLE - SEE ITEM 5

          (b)  Percent of Class: NOT APPLICABLE

          (c)  Number of shares to which such person has:

               (i)   sole power to vote or to direct to vote: NOT APPLICABLE

               (ii)  shared power to vote or to direct the vote: NOT APPLICABLE

               (iii) sole power to dispose or to direct the disposition of: NOT
                     APPICABLE

               (iv)  shared power to dispose or to direct the disposition of:
                     NOT APPLICABLE


                                Page 4 of 6 Pages
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Item 5. Ownership of Five Percent or Less of a Class:

                  This Amendment No. 4 to the Reporting Person's Statement on
Schedule 13G is being filed to report that, as of December 31, 1996 and as of the date hereof, the Reporting Person owned beneficially and of record 1,204 shares. Carematrix Corporation formally Standish Care Company consummated a reverse merger of Standish Care into Carematrix effective October 4, 1996.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

                                 Not Applicable.


Item 7: Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not Applicable


Item 8. Identification and Classification of Members of the Group:

                                 Not Applicable


                                   Page 5 of 6
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Item 9.           Notice of Dissolution of Group:

                                 Not Applicable

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement concerning the undersigned is true, complete and correct.



Dated:   January 30, 1997




                       DELTEC ASSET MANAGEMENT CORPORATION



                       By  /s/ Stephen Zuppello
                           -----------------------------------
                           Stephen Zuppello
                           Chief Operating Officer


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